Dear Shareholders,

As anticipated, 2009 marked a year of continued challenges for the global economy.  Our financial results for the year reflected the impact of operating in this difficult environment.  Demand in the consumer electronics industry continued to retract and pricing was extremely competitive. Throughout the year, we remained focused on streamlining our operations and diversifying our product portfolio to best position our Company for market recovery.

For fiscal year 2009, sales declined year-over-year to $44.1 million from $95.1 million in 2008.  Net loss for the full year of 2009 was $10.4 million, compared to net income of $26.1 million reported for the full year 2008.  Net loss per American Depositary Share (ADS) was $0.14 for 2009, compared to net income of $0.31 per ADS reported for the full year 2008.

In 2009, we took a number of measures to navigate the downturn.  We continued to invest in expanding our world-class engineering team and diversified product portfolio.  Our investment in technology has allowed us not only to penetrate new markets, but also to grow market share in each of our end-markets during the year. We realized economies of scale with our next generation cost-down products, and as a result, were able to better manage the ever-present average selling price (ASP) erosion in the sector. We remained focused on rigorous cost controls and implemented a number of measures, such as pay cuts and non-engineering hiring freezes, to contain our expenses. These activities enabled us to improve our gross margin incrementally throughout the year and to maintain our robust cash position, closing the year with $252 million in cash, time deposits and marketable securities.  We believe a strong balance sheet distinguishes Actions Semiconductor from its peers and provides our customers and partners with added confidence in our Company.

In the fourth quarter, I succeeded Nan Yeh as Chief Executive Officer. Nan made great contributions in his tenure with the Company and continues to hold an active role on the Board of Directors.  I look forward to complementing Nan’s strategic vision with my technology and operational expertise as we continue to work towards our long-term growth goals by strengthening our engineering talent and IP portfolio.

Our traction with new product introductions and diversifying our sales channels was a highlight for 2009. We were able to expand our offerings within the PMP segment and grow sales in our newly developed automotive and advanced product categories to 20-25% of revenue in 2009, compared to less than 10% of sales in 2008. Throughout 2009, we also maintained our historical market leadership position within the mainstream PMP market. As we look to 2010, we see further potential to expand our presence in these markets and continue to believe that investment in R&D is essential to realizing these opportunities. We will continue to focus on leveraging our core competencies within the fastest growing segments in the PMP market.

Promoting shareholder value remains a top priority for us.  During these challenging times, we believe that value is best fostered by managing costs, preserving our balance sheet and strong cash position, and repurchasing shares to the best of our ability. Since the inception of our share repurchase program in 2007 through the conclusion of fiscal 2009, we have invested approximately $26.2 million in repurchasing our shares. As of December 31, 2009, approximately 10.9 million ADSs were repurchased. We remain committed to balancing our repurchasing efforts with our desire to maintain operating flexibility by preserving our cash resources.

We closed this year with conservative optimism. Our balance sheet remains strong, our business is more diversified, and our expenses are well managed. The continued proliferation of applications in the MP4 market and rebound in demand within the PMP sector are forecasted to present growth opportunities in the coming year. We believe that our market leadership amongst system-on-a-chip (SoC) solutions providers strategically positions us to benefit when the segment rebounds. We would like to thank our shareholders, customers and employees for their dedication and support in fiscal 2009.  We look forward to sharing our progress with you in 2010.

Sincerely,

Niccolo Chen

Chief Executive Officer